Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Espre Technologies, Inc.
1775 Tysons Blvd
Tysons, VA 22102
https://espretech.com/

Up to $4,703,476.00 in Class B Non-Voting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Espre Technologies, Inc.
Address: 1775 Tysons Blvd, Tysons, VA 22102
State of Incorporation: DE
Date Incorporated: July 24, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $4,703,476.00 | 2,351,738 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $400.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Investment Incentives and Bonuses***</u>

<u>**Returning Investor Perks***</u>

Investors in the previous CrowdFunding campaign receive an additional 25% Bonus Shares in addition to company-specific perks while the campaign is live.

<u>**Time-Based**</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% Bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus shares

Early Bird Bonus

Invest within the first two weeks and receive a 5% Bonus share

<u>**Amount-Based**</u>

$1,000+

Logo branded T-shirt/Hoodie + 5% bonus shares, 2 entries in sweepstakes to win 1 of 4 pairs 14” Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

$2,500+

Logo branded T-shirt/Hoodie + 10% bonus shares, 5 entries in sweepstakes to win 1 of 4 pairs 14" Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

$5,000+

Logo branded T-shirt/Hoodie + 15% bonus shares, 10 entries in sweepstakes to win 1 of 4 pairs 14" Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

$10,000+

Logo branded T-shirt/Hoodie + 20% bonus shares, 20 entries in sweepstakes to win 1 of 4 pairs 14" Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

$20,000+

Logo branded T-shirt/Hoodie + 25% bonus shares, 40 entries in sweepstakes to win 1 of 4 pairs 14" Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

**All perks occur when the offering is complete.*

<u>The 10% StartEngine Owners' Bonus</u>

Espre Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Class B Common Stock at $2.00/share, you will receive and own 220 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Returning Investor Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Espre Technologies, Inc. is a fabless semiconductor startup that offers comprehensive protection and privacy solution platform for the Internet of Things (IoT) model. Specifically, sensors (monitoring/detection), networks (communications), analytics (AI / Cloud), and social technology (applications). Espre's products provide wireless data protection to IoT's four components that secure, hide, and assure wireless connectivity in crowded and vulnerable networks.

As a company, Espre Technologies, Inc. maintains a similar operating structure to ARM semiconductors. The company designs, develops and tests semiconductor IoT platforms based around multiple patents and proprietary technologies that enable our leading edge performance.

The company maintains no expensive fabrication capabilities, rather will license designs to large-scale manufacturers such as Intel, Broadcom, and Qualcomm, as well as private system integrators, smart technology manufacturers, and OEMs across multiple diverse and interconnected industries. Our licenses include a significant upfront payment with per-chip royalties based on volume, design, integrated IP, and functional aspects of the SoC.

We have teamed with the top leaders in embedded solutions for consumer goods to build a world-class product. Espre Technologies, Inc. plans to sell NvisiLink branded chips in high volume consumer electronic markets, including smartphones, USB sticks, wearables, etc.

Our apps and web subscriptions bring military-level security to your fingertips and home networks.

Espre Technologies, Inc. previously operated under Espre Holdings, Inc. Espre Holdings, Inc. was the holding company for the patent generated by the owner Dr. John Terry and his consulting company, Terry Consultants, Inc. (TCI). In 2018, the IP assets of Espre Holdings, Inc. and TCI were combined into Espre Technologies, Inc. for the purpose of commercialization.

Competitors and Industry

The Global Internet of Things (IoT) market size was 384.70 billion in 2021. Fortune Business Insights predicts it will reach over $1.4 trillion by 2027.

https://www.fortunebusinessinsights.com/industry-reports/internet-of-things-iot-market-100307

There are a number of competing low bit rate, short-range, low power technologies on the market, including Zigbee, LoRaWAN, Zwave and Thread built on underlying technologies that have existed for decades that are now being retrofit to target the IoT market(s). Newer players, such as SigFox and Ingenu, are also emerging, with a focus on Low Power Wide Area (LPWA) solutions addressing asset tracking and fleet management solutions. We believe these companies and their technology are ill-

suited for high connection density and reliability in designing solutions where the Espre technology is focused. Additionally, these firms offer only standard security methods and protocols to protect connected aspects of the network, communications, and devices, which have proven time and again to be inadequate against hackers.

LoRaWAN is the current market leader with wide-area deployment for low bit rate and to the degree of overlap coverage in short range and long range operation. Zigbee is the lead for short range application in home automation. To date, the Industrial IoT does not have a dominant player with vendor selecting amongst Wi-Fi, Zigbee, or LoRaWAN protocols.

Current Stage and Roadmap

Current Stage

Espre Technologies, Inc. is currently developing its comprehensive Internet of Things (IoT) solution platform. We have working proof-of-concepts prototypes that have been verified by the Army. We are actively seeking opportunities to participate wide-scale demonstration IoT tesbeds for smartcities and first responder applications.

Additionally, as part of the application process, Espre Technologies, Inc. underwent screening and due diligence examinations by the Silicon Catalyst Incubator. As a result, Espre was competitively selected to join the Silicon Catalyst Incubator in 2018.

The Incubator gives us exposure to the Silicon Valley ecosystem and a platform to share our progress with 100 participants in the semiconductor and venture funding three times a year.

In April 2022, Espre revised its initial software design for the chip source code ("Sensor NvisiLink IP") for handheld and small form factor designs to including integrated ranging capability and simulaneous WiFi mode with NvisiLink.

Future Roadmap

We are actively developing Minimal Viable Products for several aspects of our IoT solution platform. The tentative schedule/timeline for testing, manufacturing and introduction to the market is given below:

Be advised these dates are subject to change.

June 2022: NFT encryption website deployment started.

July 2022: Complete verification MVP FPGA Gateway units prior to sending ASIC chip source code ("AP & MIMO NvisiLink IP") to 3rd party engineering services to test intersignal wiring and design package for test chips to support smartcity edge device applications such as IoT sensor, asset tracking, and Industrial 4.0 automation.

October 2022: Send design for fabrication of test chips in 28 nm process node HPC for high volume customer electronic market. Build Edge Application test boards with integrated Bosch products for customer evaluation.

1st Quarter 2023: Receive test chips and populate EServers Online. Build sample products for customer evaluation.

The Team

Officers and Directors

Name: John Terry, PhD

John Terry, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Secretary, and Chairman
  Dates of Service: July 19, 2018 - Present
  Responsibilities: Contract negotiation. Hiring of Management Staff. Establishing Company goal and strategies. Dr. John Terry receive modest compensation of $10K/annually which Espre is pre-launched. Dr. Terry owns 100% of all vote shares in the company and 80% of the overall outstanding shares. Dr. Terry spends 30-40 hours per week on Espre related activity. Dr. Terry manages his subcontractor/consultants 20-25 hours per week.

Other business experience in the past three years:

- **Employer:** Terry Consultants, Inc
  Title: Owner/CEO
  Dates of Service: April 01, 2004 - Present
  Responsibilities: Principal Architect and Inventor. Contract negotiation.

Other business experience in the past three years:

- **Employer:** PlusN
  Title: CTO & Co-Founder
  Dates of Service: April 01, 2013 - May 01, 2020
  Responsibilities: Sole Inventor and algorithm developer for 11 of the 13 US patents awarded to the company. Operated under a master consulting agreement.

Name: Erik Vadersen

Erik Vadersen's current primary role is with BaJa Technology, LLC. Erik Vadersen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO/VP Business Development

Dates of Service: August 20, 2018 - Present
Responsibilities: Business development and financial and operational during pre-launch stage. Erik is compensated through Class B non-voting shares and owns approximately 1% of the company.

Other business experience in the past three years:

- **Employer:** BaJa Technology, LLC
  Title: Founder / Managing Director
  Dates of Service: September 01, 2014 - Present
  Responsibilities: In his role, Erik is responsible for the day-to-day operations of the Company.

Other business experience in the past three years:

- **Employer:** International Rail, Inc.
  Title: Managing Director
  Dates of Service: June 01, 2002 - June 01, 2020
  Responsibilities: Managing the day-to-day operations of the company.

Name: David Veney

David Veney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: April 01, 2022 - Present
  Responsibilities: Customer engagement in the DoD Sector, lead rollout of ASIC based product will commercial and government clientele

Other business experience in the past three years:

- **Employer:** Renaissance Associations
  Title: owner
  Dates of Service: May 02, 2006 - Present
  Responsibilities: CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and

technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B non-voting Common Stock in the amount of up to 4,703,476.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational NvisiLink Product lines or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Agmas by NvisiLink & other NvisiLink Products. Delays or cost overruns in the development of our Agmas by NvisiLink & other NvisiLink Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a

liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Terry, PhD	15,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, Common Stock, Preferred Stock, Note Seed 2020A, SERIES A CONVERTIBLE PROMISSORY NOTE, and SERIES A CONVERTIBLE PROMISSORY NOTE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,351,738 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 5,298,001 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 2,300,000 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding does not include 1,500,000 shares reserved under the Equity Participation Plan (as noted in Note 5 of our financials).

Common Stock

The amount of security authorized is 25,000,000 with a total of 16,500,000 outstanding.

Voting Rights

Voting rights: One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 15,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: The Blank Check Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Blank Check Preferred Stock in one or more series, and to determine or alter for each such series, the voting powers, full or limited, or no voting powers, and the designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions granted to and imposed upon such series, and to fix the number of shares of such series, all as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the Delaware General Corporation Law.

Material Rights

There are no material rights associated with Preferred Stock.

Note Seed 2020A

The security will convert into Common b non-voting common stock and the terms of the Note Seed 2020A are outlined below:

Amount outstanding: $87,500.00
Maturity Date: May 01, 2022
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Conversion upon a Qualified Financing

Material Rights

There are no material rights associated with Note Seed 2020A.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00
Maturity Date: January 21, 2019
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: None
Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into Class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00
Maturity Date: January 11, 2019
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: None
Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $87,500.00
  Use of proceeds: Capital equipment, subcontractor services, patent fees
  Date: May 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Capital equipment, subcontractor services, patent fees.
  Date: January 21, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Capital equipment, subcontractor services, patent fees.
  Date: January 11, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $296,522.64
  Number of Securities Sold: 203,001
  Use of proceeds: Company Employment; Working Capital; Operations; Marketing.
  Date: June 21, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The prior operating history was primarily as a holding company for the intellectual property developed by the owner and his consulting company Terry Consultants, Inc (TCI). As a results, little to no revenue was recorded during those early years with the exception of licensing of IP by TCI as part of its continual development of prototypes for the grant opportunities with the government. Espre uses TCI to produce prototypes to help raise money.

Revenue

Our revenue increased from $5,250 in 2020 to $175,000 in 2021. In 2020, that license revenue decreased mainly due to the fact that the license fee obtained in 2019 covered the terms of the two contracts which extended into 2020. There was a small seed fund raised in 2020, which was used to for co-development efforts with our sister organization. In 2021, we begin to realize returns from the development efforts from 2019 and 2020. Our revenue in 2021 increased to $175,000 from $5,250 in the prior. These revenue numbers are found in the audited financial report 2210A Espre Technologies Financial Statements Audit Report.

Cost of Revenue

The 2021 cost of goods sold totaled $60, 685. Capital expenditures increased significantly as the Company moved from developing proof of principle units to engineering units for the customer. There was cost sharing between our sister organization before we were afforded full use for customer engagement for their separate markets. We saw a 50% increase in cost of revenue as we begin manufacturing protypes for customers.

Operating Expenses

Our 2021 operational expenses totaled $139,350. Operating expenses descreased from $153,280 in 2020 to $139,350 in 2021. There were several expenses that the Company incurred in 2020 as part of product development maturation. The capital cost for the engineering tools in support of ASIC chipset was over $100K even with significant discounts from being a member of the Silicon Catalyst Incubator. The ASIC chipset is expected to pay heavy dividends in terms of income starting in 2023 after its

completion. The pandemic impacted the semiconductor industry significantly - from supply chain shortage to fund nervousness. To weather the storm, we begin slightly reducing our operational cost compared to the previous year and future outlooks.

Historical results and cash flows:

The prior cash flow is NOT representative of what is to be expected in the future. Previously, the company was operating incubator stage where assets were being developed to increase the company valuation. Those assets were primarily in the form of Intellectual Property - patents, trade secrets and reference designs. The goal was to license these out to large defense and semiconductor OEM. The market has changed. The company has retooled to bring consumer products directly to the market. As part of that retooling process, the company has gained access of over ten million dollars of Engineering Design Automation and eight million dollars of 3rd party IP to first minimal valuable product (MVP).

These Engineering Design Automation software and 3rd party IP are fully integrated in our custom ASIC expected in early 2023. We expect a broad range of potential revenues streams once the chipset has been tested and verified. The engagement level with the chipset increases our standard contract value from $1.25M-$1.5M to $3M-$5M based on the value and volume possible with small form factor solutions and platforms.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The total funds available is $1.9M as of July 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will cover expenses for the chip fabrication, which is not an allowable expense for the grant funds. It will accelerate our launch into the commercial markets and gain traction with early adopters of our IoT platform.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It is anticipated that funds from this campaign will constitute 50% to 60% available funds for product development and 40% marketing and sales campaigns.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

We will continue to operate a reduced burn rate over the next 18-20 months if only the minimal raise is achieved.

The Company's monthly burn rate is roughly $80,000 per a month, depending on development activities.

How long will you be able to operate the company if you raise your maximum funding goal?

Careful management of the maximum funds can extend the operation for the company aprroximately 9-12 months, depending on sales and other contract wins during the period.

The Company's monthly burnrate is roughly $80,000 per a month, depending on development activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have access to several in-kind capital resources for the next few months that have an equivalent cash value of $10M.

Indebtedness

- **Creditor:** Nancy Jeanie Louis
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: January 11, 2019

- **Creditor:** Julian Williams, Jr
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: January 21, 2019

- **Creditor:** Silicon Catalyst Angels
  Amount Owed: $87,500.00
  Interest Rate: 6.0%
  Maturity Date: May 01, 2022

Related Party Transactions

- **Name of Entity:** Terry Consultants, Inc
  Names of 20% owners: John Terry
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Terry Consultants, Inc (TCI) has two relationships with the Company. One is a prime contractor to subcontractor on R&D contracts related the product for the campaign. Second is a licensee/licensor of the IP owned by the Company.
  Material Terms: Cash transaction from TCI to the Company fall into the category of subcontractor fees and licensing fees. Cash transactions from the Company to the TCI falls into the categories of design service fees for the product development. This relationship is spelled out in a hardware development agreement between the companies.

- **Name of Entity:** John D. Terry
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $13,338
  Material Terms: During 2020, the Company received a donation in the amount of $13,338 from the related company TCI, which is owned by the company's founder and CEO John Terry.

Valuation

Pre-Money Valuation: $43,596,002.00

Valuation Details:

Valuation Basis

In formulating our valuation, we considered the following:

Our existing shareholders comprised of mixture of founders, accredited investors and non-accredited investors. The accredited investors are invested via a convertible note with a cap at $6M. The non-accredited investors have convertible notes with no cap.

Based on our extensive research, in the market research industry, forty-two private companies like ours use a multiple of 2.3x revenue to calculate valuation. Based on our projection models we have a path to generate ~$35M in revenue within the 12 months of fully launching our product and together with the industry multiple, this would project the value of the business to be at least $80M. We discounted to $32M since that the revenue is projected rather than actual. The Company set its valuation internally based on a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any preferred stock is converted to common stock; all outstanding warrants, and other securities with a right to acquire shares are exercised (except for certain options related to the Equity Participation Plan).

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $127,500 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  39.0%
  Funds will be used to purchase for hardware development tools such as Mathwork HDL coder and Embedded Coder.

- *Marketing*
  50.0%
  Espre Technologies will devote part of its budget to search engine optimization campaigns. Conducting successful search engine optimization campaigns is the key to growth, development, and corporate visibility.

- *Operations*
  5.5%
  Office spaces, test equipment, and cloud services are part of normal business operation will continue. General administration costs including legal fees and payroll services are also anticipated.

If we raise the over allotment amount of $4,703,476.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  40.0%
  Espre Technologies will hire software developer, application engineering, test engineers, and salesperson in anticipation of launch of our IoT platform.

- *Working Capital*
  40.0%
  Fabrication of the chipset and design will be out-source to market leaders in engineering design services. This include costs for shuttle runs, IP licenses, and chip testing and packaging for insertion into our various product lines

- *Operations*

5.5%
Office spaces, test equipment and cloud services are part of normal business operation will continue. General administration costs including legal fees and payroll services are also anticipated.

- *Marketing*
  9.0%
  Espre Technologies will devote part of its budget to search engine optimization campaigns. Conducting successful search engine optimization campaigns is the key to growth, development, and corporate visibility. The Company will use a mix of marketing channels to promote its solution through marketing campaigns, content, and social media campaigns. Espre Technologies will regularly employ Facebook, Twitter, and Instagram to advertise the Company's progress and successes. Consistent social media activity is the key to retaining interest. Social media campaigns using Google AdWords and Facebook ads will also increase the Company's market presence. The Company will also consider attending various trade shows and conferences. Through the events, the Company will increase awareness of its solutions, meet potential clients, and collaborate with print and online media in advertising. Furthermore, such events introduce new industry trends and provide exposure to the press and valuable industry resources. Planned conferences and trade shows include but limited to the following: • Mobile World Congress Los Angeles in 2021 • CES in Las Vegas in Jan 2022 • Trident Spectre in Virginia in 2nd Quarter 2022 Third quarter 2021, we will engaged in a concerted and focused effort to expand our distribution channels by signing IoT OEM to license agreements. Espre Technologies portfolio includes 9 US patents, 22 International patents and the reference designs for the "Sensor NvisiLink IP" and ("AP & MIMO NvisiLink IP").

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once

posted, the annual report may be found on the Company's website at https://espretech.com/ (https://espretech.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/espre

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Espre Technologies, Inc.

[See attached]

ESPRE TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Espre Technologies, Inc.
Tysons, Virginia

Opinion

We have audited the financial statements of Espre Technologies, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

June 16, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	304,370	$	31,589
Account receivables, net		2,000		2,000
Total current assets		**306,370**		**33,589**
Intangible assets, net		91,671		104,799
Other assets		-		8,851
Total assets	**$**	**398,041**	**$**	**147,239**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	1,434	$	7,169
Current portion of Convertible Note		127,500		40,000
Other current liabilities		17,913		9,463
Total current liabilities		**146,847**		**56,632**
Convertible Notes		-		87,500
Total liabilities	**$**	**146,847**	**$**	**144,132**
STOCKHOLDERS' EQUITY				
Common Stock		1,650		1,500
Common Stock Class B		487		385
Additional Paid in Capital (APIC)		2,583,663		2,457,573
Retained earnings/(Accumulated Deficit)		(2,334,606)		(2,456,351)
Total stockholders' equity		**251,194**		**3,107**
Total liabilities and members' equity	**$**	**398,041**	**$**	**147,239**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	175,000	$	5,250
Cost of goods sold		60,685		-
Gross profit		114,315		5,250
Operating expenses				
General and administrative		120,596		153,280
Sales and marketing		18,754		360
Total operating expenses		139,350		153,640
Operating income/(loss)		(25,035)		(148,390)
Interest expense		8,450		6,263
Other Loss/(Income)		(66,112)		(19,347)
Income/(Loss) before provision for income taxes		32,627		(135,306)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**32,627**	**$**	**(135,306)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2021

(USD $ in Dollars, except per share data)	Common Stock		Class B Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	**15,000,000**	**$ 1,500**	**3,850,000**	**$ 385**	**$ 2,351,323**	**$ (2,321,045)**	**$ 32,163**
Share-based Compensation	-	-	-	-	106,250	-	106,250
Issuance of Common Stock	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	(135,306)	(135,306)
Balance—December 31, 2020	15,000,000	$ 1,500	3,850,000	$ 385	$ 2,457,573	$ (2,456,351)	**$ 3,107**
Share-based Compensation	-	-	425,000	-	22,842	-	22,842
Prior year adjustment	-	-	-	-	(89,119)	89,119	-
Issuance of Common Stock	1,500,000	150	1,023,001	102	192,367	-	192,619
Net income/(loss)	-	-	-	-	-	32,627	32,627
Balance—December 31, 2021	**16,500,000**	**$ 1,650**	**5,298,001**	**$ 487**	**$ 2,583,663**	**$ (2,334,606)**	**$ 251,194**

See accompanying notes to financial statements.

As of December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	32,627	$	(135,306)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		13,128		9,111
Share based compensation expense		22,842		106,250
Changes in operating assets and liabilities:				
Account receivables, net		-		(2,000)
Account payables		(5,735)		7,169
Other assets		8,851		(8,851)
Other current liabilities		8,449		7,061
Net cash provided/(used) by operating activities		**80,162**		**(16,566)**
CASH FLOW FROM INVESTING ACTIVITIES				
Sales/Purchases of intangible assets, net		-		(40,970)
Net cash used in investing activities		**-**		**(40,970)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		192,619		-
Borrowing on Convertible Notes		-		87,500
Net cash provided/(used) by financing activities		**192,619**		**87,500**
Change in cash		272,781		29,964
Cash—beginning of year		31,589		1,626
Cash—end of year	**$**	**304,370**	**$**	**31,589**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Espre Technologies Inc was formed on July 5, 2011 in the state of Texas as Espre Holdings Inc. On July 18, 2018, the Company changed the name from Espre Holdings, Inc. to Espre Technologies, Inc. The financial statements of Espre Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tysons, Virginia.

Espre Technologies has designed and developed a low power, high secure and robust Network in Network (NIN) communications system on a chip (SOC). Espre's Nvisilink is a family of chipsets and sensors. The platform operates within existing networked environments dramatically augmenting security, capacity and interoperability. Architected for 5G interoperability and implemented across the Battlefield of Things (BoT) and Industrial Internet of Things (IIoT), the platform provides dual-layer physical and digital security, massive network capacity improvement, and 95% of data transmission efficacy across existing network environments. Protected by over twenty domestic and international patents, Espre Technologies is redefining the secure, low-bandwidth IIoT communications space.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 the Company's cash and cash equivalents exceeded while as of December 31, 2020, did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

In addition, the Company capitalizes certain software development costs as intangible assets – refer to the accounting policy below for more information.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected

cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its protocols, chips, and sensors.

Cost of sales

Costs of sales include direct material costs, cost of labor, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $18,754 and $360, which is included in sales and marketing expenses.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that

it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 16, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with

early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable comprise primarily trade receivables and accounts payable consist primarily of trade payables, while other current liabilities comprise primarily interest on convertible notes.

4. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
Development Costs	$	126,877	$	126,877
Patents		4,400		4,400
Intangible Assets, at Cost		**131,277**		**131,277**
Accumulated amortization		(39,606)		(26,479)
Intangible Assets, Net	**$**	**91,671**	**$**	**104,799**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $13,128 and $9,111 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	13,128
2023		13,128
2024		13,128
2025		13,128
Thereafter		39,159
Total	**$**	**91,671**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of 25,000,000 Common Shares ('Common Stock') at a $0.0001 par value, 10,000,000 shares of Class B Non-voting Common Stock ('Class B Common Stock') at a $0.0001 par value.

As of December 31, 2021, 16,500,000 Common Shares and 5,298,001 Common Shares Class B have been issued and are outstanding, respectively. As of December 31, 2020, 15,000,000 Common Shares and 3,850,000 Common Shares Class B have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 15,000,000 shares of Preferred Shares class with a par value of $0.0001. As of December 31, 2021, and December 31, 2020 zero shares have been issued and are outstanding.

Sharebased compensation

During 2018, the Company authorized the Equity Participation Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock Class B pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

The Common Stock Class B were valued using fair value, equal to the fair value of the shares, amounted to $0.0161.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	-	-
Granted	425,000		0.16	-
Vested	(106,250)		(0.16)	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2020	318,750	$	0.16	5.81
Granted	-	$	-	-
Vested	(141,667)		(0.16)	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2021	177,083	$	0.16	4.81

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $22,842 and $106,250, respectively.

Warrants

On November 9, 2018, the Company issued a warrant to purchase 2,300,000 Common Stock Class B equal to 11% of the Common Stock Class B outstanding on the date of exercise at a purchase price of $0.03. The warrant expires in November 2028 and was issued for a price of $2,200,000, which was recorded under Additional Paid-In Capital at the time of the issuance.

6. DEBT

Convertible Note(s)

The following are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 1	$ 20,000	8.00%	Fiscal year 2017	11.1.2019	1,800	4,800	20,000	-	20,000	1,600	3,200	20,000	$ -	20,000
Convertible Note 2	$ 20,000	8.00%	Fiscal year 2017	21.1.2019	1,800	4,800	20,000		20,000	1,600	3,200	20,000	$ -	20,000
Convertible Note 3	$ 87,500	6.00%	Fiscal year 2020	1.5.2022	5,250	8,513	87,500		87,500	3,063	3,063	-	$ 87,500	87,500
Total	$ 127,500				$ 8,450	$ 17,913	$ 127,500	$ -	$ 127,500	$ 6,263	$ 9,463	$ 40,000	$ 87,500	$ 127,500

Convertible Note 1 and Convertible Note 2 are convertible into Common Shares Class B non-voting at a conversion price equal to 1.25 shares of Class B Non-Voting Common Stock for each dollar of principal and accrued interest converted hereunder (the dollar amount of principal and interest being paid with respect to each share shall be referred to as the "Conversion Price"). In the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Promissory Note, the holder of this Promissory Note shall receive from the Company an amount in cash equal to 1.5 (150%) times the outstanding principal balance and accrued but unpaid interest then outstanding under this Promissory Note in full satisfaction of the Company's obligations under this Promissory Note.

Convertible Note 3 is convertible into common shares Class B non-voting at the conversion price defined as equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $6,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for features, the conversion feature was not bifurcated and recorded separately.

RELATED PARTY TRANSACTIONS

During 2020, the Company received a donation in the amount of $14,588, earned $1,250 of revenue, and incurred $8,500 of expenses from a related company TCI, which is owned by the company's founder and CEO, John Terry.

During 2020, the Company received a donation in the amount of $66,112, earned $175,000 of revenue, and incurred $24,000 of expenses from related company TCI, which is owned by the Company's founder and CEO, John Terry.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	8,679	$	(35,991)
Valuation Allowance		(8,679)		35,991
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(506,196)	$	(649,860)
Valuation Allowance		506,196		649,860
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,410,456. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021, and December 31, 2020.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through June 16, 2022, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Espre Technologies

NvisiLink - Wireless data security in a continuously-connected IoT world


Espre Technologies

Website | Tysons, VA | HEALTH TECH

$0.00 raised

$296,523 previously crowdfunded

0 Investors	$43.6M Valuation
$2.00 Price per Share	$400.00 Min. Investment
Common Shares Offered	Equity Offering Type
$4.7M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Espre Technologies' NvisiLink provides continuous connectivity while securing and protecting your data from Digital Assets to Smart Cities to the factory floor or the Battlefield. NvisiLink can now help save our most precious commodity, innocent bystanders, in an ambush attack. The Agmas (Acoustic Gun Monitoring Alert Systems) Protocol assists in quickly evacuating victims from an active shooter's line of fire. Espre also presents NFTNcrypt and cold storage wallets to prevent NFT (Non-Fungible Token) forgery, hacking, and phishing. NvisiLink, benefits from forward-thinkers in the U.S. Department of Defense and private investors, resulting in over five years of development and 30+ domestic and international patents. Our proprietary technology is poised to be the security infrastructure needed as the world transitions to the decentralized internet - Web 3.0.

Reasons to Invest

- Espre Technology is currently in the prototype phase and is designing chips that will help drive the $14.9 billion Internet of Things market, a market with an astonishing forecast compound annual growth rate (CAGR) of 23.9%, reaching $40.3 billion by 2026.*
- **Public and Private Support:** Millions of dollars in US government funding, investments, and grants were instrumental in beta versions of the NvisiLink FPGA (Field Programmable Gate Array) platform and associated sensors. The company has a robust ecosystem of partners in Silicon Valley and resides within the Silicon Catalyst family of investments and corporate innovators in silicon.
- The management team and advisory board supporting Espre are seasoned professionals and silicon/microchip experts who have made significant contributions to wireless standards and the communications space as a whole. The team holds a combined 100+ publications and 125+ patents across wireless communications, networking, and microchip design.

*Market statistics provided by Markets and Markets (source)

OVERVIEW

Espre Technologies believes data security is paramount.

Today, everything is data, from the sensors controlling your city's power grid to the government's military operations. Soon, every train, plane, and automobile will talk to everything else. However, the physical systems for data security are inherently surmountable and consistently breached, as evidenced in the nearly constant news of data theft, manipulation, and systemic spying.

There will always be bad actors, clearly within military applications, but likely closer to home as our lives, devices, vehicles, homes, and everything else increasingly talk to each other.

At Espre, we see what is coming. And we're ready. For the most fundamental building block level, we've built a solution in silicon that will redefine and accelerate the pace of IoT innovation in both the military and commercial space.


Nvisilink
Original Waveform Features
Transmitted Featureless Output Waveform
Xilinx ZU7
ARM A53

*Rendering of NvisiLink chipsets. Images are computer generated demo versions. Product is currently under development.

The NvisiLink family of chipsets and sensors approach security differently. Data entering the network (any network, 5G, 4G, LTE, WiFi, etc.) becomes a chaotic waveform (white noise).

Data can enter in any form, at any level of encryption, and at any velocity, whether static or mobile. Inside the network, the waveforms move outside of the visible spectrum.

Data are reconstructed with near 100% efficacy at massive throughput on the receiving end.

Artificial intelligence-powered, real-time threat recognition and mitigation protects the entire transmission, the entire network, any network involved in the transmission, and any connected device.


Espre Technology Is Set Up For Success
Massive Market
Legal Protection
Govt. Support
$12.5B
IoT Security Industry
20+
Patents Issued
$2.5M
U.S. Govt. Funding

(source)

This year, Espre will also position itself in the multibillion-dollar decentralized apps market. Espre will release a newly designed digital asset anti-theft anti-forgery system NFTNcrypt and a hardware noncustodial storage wallet.

The patented technology secures unique NFTs by embedding an invisible digital watermark on the non-fungible token (NFT).

The portable hardware storage wallet allows the owner to keep their private keys (encrypted digital signatures used in digital asset trading) safe and hacker-proof.

Espre Technologies' proprietary technology is poised to be the security infrastructure needed as the world transitions into the decentralized internet - Web 3.0.

THE PROBLEM

Every second, 127 new devices connect to the Internet. Keeping devices connected and your data secured across trillions of networks that make up the web will be difficult.

By 2025, analysts expect 75 billion web-connected IoT devices in use. Security for these devices is only as strong as the weakest connection in the network. If a bad actor can access your smart lightbulb, he can access your network, computer, and anything else that connects to the network. Scaling (ability to wirelessly connect more devices) is complex as mutual interference increases with each new device, data throughput increases, and efficacy declines with a greater transmission. Further, network limitations restrict the number of transactions per millisecond to only 1.

The NvisiLink protocol increases the per millisecond transmission velocity by 10X, allowing users to connect up to eight devices. Its smart spatial allocation and waveform rerouting inherently increases network device and transmission capacity by a minimum factor of 10 for a static network, by an exponential factor in a mobile network.


Data Security
& Protection
Is **Weak**

Example: By Q3 2020, Risk Based Security revealed that 2,600+ data breaches resulted in the exposure of 36 billion personal records.

THE SOLUTION

The NvisiLink solution simultaneously addresses security, capacity, and data integrity.


Verify to continue
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Privacy - Terms

**Images are stylized product illustrations. Product is currently under development.*

Try pouring a glass of water into a moving river and then attempt to get the same water out of the middle of the river while snakes and piranhas (AI threat detection and real-time mitigation) circle. Impossible, right? This metaphor represents NvisiLink technology.

NvisiLink transforms regular, predictable transmission of 1's and 0's by devices into a massive network of digital chaotic transmissions. To outside security threats, the waveform is noise, indistinguishable from normal network noise. Segmenting the waveform from the noise isn't possible. It cannot be located in the noise, either as a unit or as an aberration to normal noise, as normal noise is, by definition, random and indistinguishable. It cannot be directionally located, creates no path, and leaves no trail. The signal is virtually invisible.

Nvisilink Technology is a groundbreaking communications approach to securing and protecting your wireless data.



- Chaos devices operate within any networking protocol
- Minimal interference from each other
- Wireless digital encryption of packets
- Chaotic waveform provides protection by transforming physical layer data into noise-like signals
- A.I. threat detection & real-time mitigation detects spoofing and jamming signals in the area
- 10X simultaneous transmission
- Reduced interference to allies and our network
- Extreme low latency per user
- MIMO and multi-user capable





Images are computer generated demo versions. Product is currently under development.

OUR TRACTION

Espre has received investments from both the public and private sectors.

The US Department of Defense has provided more than $2.5 million to develop and test the NvisiLink platform and proof-of-concept for dual DoD and commercial use.

The investment allows Espre Technologies to design a System on a Chip (SoC).

We have a fully functional FPGA (Field Programmable Gate Array) platform from the DoD funding that we will scale down to a 28 nm ASIC (Application Specific Integrated Circuit) coupled with other Intellectual Property.

Scaling down affords significant enhancements in backend functionality, temperature control, performance, production cost, and code optimization.

In 2020, the DoD awarded research contracts to develop and modify various WiFi co-existence protocols for the base functionality of the FPGA.

Espre Technologies also secured private investment through Silicon Catalyst Angels and private investors with military and commercial interests. We're working with a Fortune 500 IoT Original Equipment Manufacturer (OEM) to translate our protocols to provide secure data transactions across their UWB (Ultra-Wide Band) chipset. This technology is the same 5nm chipset used across the iPhone 12 family of smartphones.

As a point of reference to the functional capabilities of Espre's technology platform, the ARM processor in our SoC design derives from the same technology family as the Apple ARM architecture; A14 SoC that contains a 16-core neural engine with the ability to process 11 trillion operations per second.



SoC Sub-System
NvisiLink Sub-System
ARM Sub-System
Cortex A53 MP Core
GIC-400 Interrupts
PLL
ARM CCI 500 Interconnect
USB Device (Slave)
USB Host (Master)
SDRAM DDR Controller
NAND eMMC Controller
Customer Equip Use Host
Wifi
LTE
SDRAM LPDDR LPDDR2 LPDDR4
eMMC
Green - Licensed 3rd party IP
Yellow - Nvisilink IP
Orange - Off - chip peripherals

Images are computer generated demo versions. Product is currently under development.

In addition, the government is exploring the use of Espre technology with UWB technology ($1.1 million in funding) to create a secure connection network for the augmented reality used in the Dismounted Soldier training system under development by Microsoft.



Funded With **$1.1M** From The Govt.

THE MARKET

The Industrial Internet of Things (IIoT) is transforming how businesses build products and manage operations.

The Industrial IoT (IIoT) market size valuation was $115 billion in 2016. By 2023, analysts expect it to reach $197 billion by 2023, growing at a CAGR of 7.5%.

IIoT provides instant data transmission to measure, detect, and manage disparate business operations from automated manufacturing lines to Smart Grids and transportation systems.

Espre's NvisiLink commercial chipset and sensor solutions allow businesses to drive down costs while augmenting security, capacity, and data efficacy. Using the Espre protocol enables a company to reduce the number of nodes (routers) that currently support no more than +-100 connections. Each Espre node can maintain more than 1,000 concurrent connections based on its capability to transmit with nine other transmissions per single network access simultaneously.

Current technology allows only one transmission per single network access, with all others queuing before transmission. Data is lost, corrupted, and delayed. In a system reliant on precise timing, the result can be catastrophic.

Legacy solutions wire sensors and nodes/management systems at tremendous cost versus the Espre plug and play network protocol.

Further, current and legacy systems lack Espre's AI threat recognition and mitigation platform that identifies, restricts, and protects all network connections and connected devices in real-time.


Industrial IoT Market
2016
$115B
2023
$197B
Projected


2020
$12.5B
2025
$36.6B
Projected
Global IoT Security Market


Global Cyber Security Market
$282.3B
Projected By 2024

(source, source)

Emerging Technologies | Agmas Protocol*

**Agmas product is currently in development and not yet fully available on the market.*

According to the Washington Post, over 311,000 students have been casualties of school gun violence since 1999. Of the nearly 370 injured, shooters killed 185 children, educators, and others.

The latest attack in May on the elementary school in Uvalde, Texas, where 19 children and 2 teachers were gunned down, makes clear we need an early warning system alert for ambush attacks.

Like many of you -- as a parent and grandparent -- I cannot imagine the pain these families are experiencing. I had to ask myself what I could do to help prevent another tragedy like this? It occurred to me that I can adapt our technology to help save lives on the battlefield and in everyday communities.

As the saying goes, "we have the technology." We can use it to make the world safer.

Agmas from Espre Technologies' NvisiLink creates a virtual shelter to evacuate students, educators, and staff safely before the assailant claims their first victim.

For over five years, forward-thinkers at the U.S. Department of Defense and private investors have trusted Espre Technologies to develop solutions for the battlefield and beyond, resulting in 30+ domestic and international patents.

We maintain the standard with our echolocation app that identifies the shooter and quickly directs those in the line of fire into a safe zone.

Acoustic Gun Monitoring Alert System

(Agmas) or Echo Positioning

1.) AI app on the phone recognizes the sound of a firearm discharging in the vicinity. AI app activates Agmas Protocol System.

2.) The Agmas Protocol is an intelligent and automated protective safety net to shield children during an active shooting in large gatherings such as schools, daycare, and amusement parks.

3.) The heart of the system is the NvisiLink unbreakable wireless meshing network, which transforms all the smartphones in the area into echo localization range/mapping system to identify safe zones for evacuation and pinpoint shooter(s) location(s).

Agmas Response Part 1

A.) The Agmas Protocol immediately switches all smartphones to the NvisiLink-enabled WiFi mesh network.

B.) Acoustic triggered Smartphones flood the area with uncoordinated the Safety on Software "SOS" beacons, containing their cellular provided network time at the time of each gunfire and their GPS location (if available) in the message body to NvisiLink enabled WiFi AP

C.) NvisiLink-enabled WiFi AP(s) can receive the flood of "SOS" beacons without collision. It can sort out each unique identifiable signature associated with each smartphone and cross-reference against a known database of users to which it has access locally. Two processes occur within the processor on the AP (Agmas Protocol)

- The range, time, and GPS are used to create a digital map near the shooting and geolocation on the possible position(s) of the shooter(s)
- Digital map information is stored in memory and updated as new beacons are received
- This digital map and situational status is shared with all the NvisiLink AP within range and downloaded to the users associated with them

Agmas Response Part 2

A.) Any NvisiLink dongle paired with a smartphone receiving an "SOS" beacon shall process the "SOS" beacon

- By recording the range, time, and shooter(s), estimate position(s) in the phone memory with a unique identifier for each detected signature
- Subsequent "SOS" beacon to chronicle the history of the message information
- This digital map and situational status is shared with all the NvisiLink AP within range and downloaded to the users associated with them
- Respond to "SOS" if a specified amount of time has elapsed (1, 5, or 10 seconds) since the "SOS" last beacon transmission while not within a safety zone
- While in the safety zone, monitoring of incoming "SOS" beacons from compromised areas are continually monitored to track the progress of the conflict

Agmas Part 3: Getting Help

- NvisiLink enabled WiFi AP(s) to issue an "Amber" Alert type message to law enforcement agencies, first responders, news media, and parents of the children registered in its database via cellular messaging or email, relaying the latest real-time information on the situation for the active shooter.
- NvisiLink mesh network will afford law enforcement agencies accessibility to teachers, counselors, or other authority figures to coordinate evacuation or hostage rescue.

The inclusive design of the Agmas protocol early warning system will incorporate assistive technology tools to protect the most vulnerable in dangerous situations.

[1] *Cox, J W (Updated: 2022, May 27). The Washington Post's database of school shootings. Washington Post,. Retrieved from URL https://www.washingtonpost.com/graphics/2018/local/school-shootings-database/ Retrieved June 10, 2022*

Emerging Technologies | DeFi and dApp Industries

Espre Technologies, Inc. will join the multibillion-dollar Decentralized Applications (dApps) industry when it rolls out **NFTNCrypt**, the digital asset anti-theft anti-forgery system, and its hardware noncustodial storage wallet.

Espre Technologies' patented technology secures unique NFTs by embedding an invisible digital watermark on the non-fungible token (NFT).

The portable hardware storage wallet allows the owner to keep their private keys (encrypted digital signatures used in digital asset trading) safe and hacker-proof.

What is an NFT, and why does it need to be secure? NFT is an abbreviation for a Non-Fungible Token. NFT commerce is the fastest-growing market in the Decentralized Finance (DeFi) Industry. DeFi launched in 2009 when the bitcoin protocol allowed peer-to-peer digital currency trading.

In 2014, a duo created the first NFT, "Quantum," a video clip, and in a process called "minting," recorded it on the decentralized application (dApp) Ethereum blockchain. The owners added their information to the blockchain, a public digital ledger stored on millions of computers.

In June 2021. Sotheby's curated NFT sale of "Quantum" sold for $1.4 million. The ledger received a new record of ownership. Yet, the original owner's information remains. The digital ledger keeps a continuous record of ownerships. Except, in 2022, a Canadian company, Free Holdings Inc., sued Sotheby's and the NFT owners of record for allegedly selling a reproduction of the NFT "Quantum."

Loss of ownership is just one of the challenges NFT creators and collectors face when selling digital art.

In an article by Malwarebytes Labs, "NFTs explained: daylight robbery on the blockchain," other problems exist, such as:

- *"Duplication of the same artwork - same file; different owners"*
- *"False chain of ownership - copyright or intellectual property infringement"*
- *"The original file's initial reference point (URL / IPFS) vanishes. Especially if the startup that sold the NFTs folds."*
- *"Hack online account steal NFT and resell - blockchain records new sales, not verification of a legitimate sale."*

Espre Technologies, Inc.'s NFTNCrypt provides its solution as it takes position in dApp infrastructure security. NFTNCrypt's undetectable signature will prevent digital asset duplication and forgeries. It will also offer anti-theft protection for collectors and creators by embedding secret ciphers inside the NFT to prove ownership.

"By using AWS high-performance computing, before incurring minting fees, the web-based application allows the NFT creator to certify the digital asset through Espre's secure server or noncustodial hardware storage wallet. The collector stores their digital assets in the wallet for safekeeping," says Dr. Terry, CEO, Espre Technologies, Inc.

Once verified, the NFT creator transfers ownership to the collector. The collector then imprints the NFT with their unique signature. "A 90s hip hop artist said, "I can digitally watermark a bar of my song and mint and sell my own NFT."

Espre Technologies, Inc. will complete the engineering model of its crypto hardware wallet by late summer. NFT traders can expect the digital watermarking system and storage wallet ***in 2023***.

__[1]__ Unknown. (2021, March 12). » A Brief History of Decentralized Finance (DeFi). Blog.Makerdao.Com. Retrieved May 10, 2022, from https://blog.makerdao.com/a-brief-history-of-decentralized-finance-defi/

__[2]__ Nftjedi, N. (2022b, February 8). New NFT IP infringement, ownership lawsuits: Nike v. StockX, Free Holdings v. McCoy, Sotheby's (complaints). Nounft.Com. Retrieved May 10, 2022, from https://nounft.com/2022/02/07/new-nft-ip-infringement-ownership-lawsuits-nike-v-stockx-free-holdings-v-mccoy-sothebys-complaints/

__[3]__ Malwarebytes Labs. (2021, September 27). NFTs explained: daylight robbery on the blockchain. Retrieved May 3, 2022, from https://blog.malwarebytes.com/explained/2021/03/nfts-explained-daylight-robbery-on-the-blockchain/

WHAT WE DO

NvisiLink® technology is a groundbreaking communications approach to securing and protecting wireless data.

Our NvisiLink® branded products create a uniquely protected communications environment with added capacity, AI threat detection and mitigation, congestion insensitivity, and freedom from interference. The NvisiLink® chipsets are in the pre-production phase and are not currently available on the market.

NVL-MIMO 1.0 Chipset

the pinnacle of secure power & interoperability. The chipset can manage communication applications globally in coordination with terrestrial & aerospace assets





NVL-AP 200 Chipset

offers secure, mobile communications transations within smaller network environments, including a mobile asset, a vehicle, equipment, or personnel

NVL-SENSOR 100

the workhorse of the NvisiLink suite of products. NvisiLink technology can be embedded into any sensor protocol from touch, proximity, chemical, pressure, ect., enabling the same secure, ultra-high volume transmission of data without risk of compromise



**Rendering of NvisiLink chipsets. Images are computer generated demo versions. Product is currently under development.*

NvisiLink® chips and sensors can be incorporated into the entire communications architecture, affording full-scale, 100% performance and protection across all connected devices and networks.



Images are computer generated. Product is currently under development.

Unrivaled Security

Dual-layer data protection, chaotic waveform over encryption data is physically converted into chaotic waveforms & masked across networks.

Embedded AI

Smart threat mitigation, active detection & instant protection, and unrecognized activity are instantly blocked, securing the network against successive attempts.



Images are computer generated. Product is currently under development.

Massive Scalability

Smart resource allocation, data removed from visible network spectrum, simultaneous transactions per millisecond combined with spectrum reallocation.

Cost-Effective

Nvisilink® powered network gives your business the platform to operate at an unprecedented scale, grow at a lower cost, and perform without data loss, degradation, or outside threats.

THE BUSINESS MODEL

We plan to have multiple revenue streams from individual use to national security and military operations.

- A web-based Non-Fungible Token (NFT) digital watermarking solution preventing digital asset forgery and theft.
- Noncustodial digital asset hardware wallet.
- Unit sales in specialty markets, including defense, transportation, and power/utility with large corporate entities.
- Consumer dongles with paid subscriptions, smartphone integrations, home routers, and home device integrations.
- Tech-enabled autonomous vehicles, transportation systems, rail, ocean, aerospace, and terminal operations.
- Asset management, discrete and disparate sensor management in static, mobile, and hard to reach environments.
- License revenue from strategic partners in Industrial 4.0 and IIoT, system integrators, OEM equipment manufacturers.
- Dynamic encryption of cloud-based data servers in enterprise B2B, consumer password-less platforms, and hyper-secure medical applications.

Future Business Model

IP Core Licensing Contracts: $1M

Royalty Income: 5%

	Defense/Aerospace	High Volume Markets
ASIC Edge/Client	**$2,500** *Devices*	**$10** *Devices*
ASIC Gateway	**$5,000** *Devices*	**$50** *Devices*

**The above is an example of our future business model. These are not guaranteed results. Please refer to the risk factors in our offering materials.*

HOW WE ARE DIFFERENT

We believe that we provide unrivaled security with massive capacity, enhanced network reliability, and near 100% data efficacy.

Current IoT applications suffer from self-interference between devices and lack any significant security. Espre's NvisiLink system design operates in the harshest and most contested environments without data loss, diminished efficacy, or susceptibility to jamming or spoofing.


Leader With Full Range Of Capabilities
ESPRE TECHNOLOGIES
L3HARRIS
THREAD
ZWAVE
Military & DoD
Persistent
Commercial & Other Industries
zigbee alliance
LoRaWAN
Emerging Or Low Power Technology/Low Bandwidth

THE VISION

Presence in every sector that could benefit from increased security.

We anticipate selling NvisiLink-enabled products in retail stores in three to five years.



**Rendering of NvisiLink chipset enabled product. Images are computer-generated demo versions. The product is currently under development.*

US Department of Defense contracts have increasingly grown over the prior five years.

The company believes that contract awards will increase in the coming years as the first ASIC SoC reaches production. The size, performance, and cost of the Espre Technologies ASIC solution and the development investment provided by the DoD will enable immediate chip and sensor integration across a host of platforms.
From soldier-based wearables to radios, assets, base stations, and aerospace applications Espre Technologies designed the DoD-backed protocol in coordination with precisely what the US armed forces want as we move further into the 21st century.



OUR LEADERSHIP

Managed by a team of communications and defense industry experts.

In addition, an advisory board supports the company that includes influential players in the semiconductor industry and Silicon Valley. As a portfolio company of the Silicon Catalyst Incubator, the company has exposure to wireless and electronic suppliers, operators, and OEMs such as Intel, Qualcomm, Texas Instrument, Synopsys, Samsung, Cypress, and ARM.



Dr. John Terry, PhD

Founder and CEO

- A highly sought-after expert on wireless networks, protocols, and innovation, with 30+ years of experience collaborating with multiple market players, including Nokia, AT&T, Verizon, Raytheon, and Halliburton.
- Holds 31 domestic and 20 international patents, with 20 pending international patents.
- Former CTO and co-founder of PlusN, a leading solution provider for Smart Carrier Aggregation for 4G and 5G networks.
- Inducted into HistoryMakers in 2007 for his lifetime achievements in the science and technology category.



Cormac Conrod, PhD

Board Advisor

- Co-Founder of Silicon Valley startup, Berkana Wireless.
- Responsible for P & L accountability for large business at Qualcomm and Intel.
- Extensive experience with fabless and non-fabless business models and very familiar with operating in an international context.



Erik Vadeson

CFO/Business Development

- Founder and Managing Director of International Rail, Inc, & BaJa Technology, LLC.
- Successfully raised over $10M for seed ventures and has worked with notables such as Carlyle, Reservoir, Polaris, and various private investors.
- Began career with Zurich Financial; has since consulted with Gulfstream Aerospace, Hawker-Beechcraft, NetJets, and private aircraft and vessel fleet owners.
- Provides financial and operational guidance to early-stage companies and develops mobile applications in the social, healthcare, and defense space.



Steven Lamont
Board Advisor

- Board member at Sand Hill Angels.
- Strategy and marketing professional with a track record of success leading growth initiatives, especially in the communications and high technology arenas.



Chao-Hwa Chen, PhD
Sr. Algorithm Communication Engineer

- 30 years of experience in signal processing and communication design.
- Experienced algorithm developer in the commercial Public Safety radio system space.



Peter Rodriguez
Board Advisor

- 35 years of experience in the Semiconductor Industry.
- Presently the CEO of Silicon Catalyst.
- A former successful entrepreneur holding positions of CEO of Exar and VP & GM Interface and Power at NXP Semiconductors.



Tony Reid, PhD
Chief Technologist

- A former Engineering Fellow of Raytheon and Principal Scientist of Nokia Research Center.
- Expertise spanning image processing, signal processing, and wireless communications systems.
- Holds over 40+ patents worldwide.



David Veney
Chief Operating Officer

- Chief Operating Officer (COO)
- Extensive executive-level program management and system engineering (35+ years).
- Retired Veteran. Holds Bachelor of Science and Master of Science degrees in Physics West Point and University of Texas at Austin, respectively.
- Mr. Veney has led a diverse range of projects spanning from munition, optical to wireless systems and worked with small to global companies.

WHY INVEST

An investment in NvisiLink is an investment in the future.

No one knows what the future holds, but you can rest assured that we will be more interconnected. Everything around us will be talking to the other.
Innovators like Tesla, Apple, Google, etc., have massive investments in what is coming, from autonomous vehicles to smart everything.

Espre represents the smallest piece of a vast and very aggressive architectural undertaking. We believe that products like our protocols, chips and sensors will be the keystone of everything, i.e., cars, trains, planes, drones, phones, wearables, transportation networks, hospital systems, routers, smart grids, and public spaces, and on and on.

The reality is that the list of applications is nearly unending. Widespread integration would be akin to generational change, much like the dawn of shipping, the industrial revolution, or the tech revolution. Espre maintains that we are on the precipice of a sea change with 5G, a truly global economy, and an inherent need for everyone and everything to be connected.

In 2022, as connected as we are, we have only begun to scratch the surface. Wouldn't it be nice to be one of the people that recognized very early how oil would change the world or how technology would fully integrate into our lives? This technology is one of those moments. Smart money follows smart money. Look at the direction that Tesla, Apple, and Google are taking. Look at what is happening in manufacturing, mobile communications, smart cities, renewable energy, and generally every industry. Smart money is investing in interconnectivity.

Espre Technologies has developed the roadmap and the building blocks to a truly secure and reliable interconnected scale.


Protect your data now, before its too late.

In the Press

SILICON CATALYST

SILICON CATALYST

SHOW MORE

Meet Our Team



John Terry, PhD

CEO, President, Secretary, and Chairman

Dr. Terry is a highly sought-after expert on wireless networks, protocols, and innovation. He holds 31 domestic and 20 international patents, with 20 pending international patents. Dr. Terry is the former CTO and co-founder of PlusN, a leading solution provider for Smart Carrier Aggregation for 4G and 5G networks. He has over 30 years of experience collaborating with multiple market players, including Nokia, AT&T, Verizon, Raytheon, and Halliburton.

In 2007, HistoryMakers inducted Dr. Terry for his lifetime achievements in the science and technology category. US Library of Congress HistoryMakers exhibit host an archive of his video interview archive. He holds a Ph.D. in Electrical Engineering from the Georgia Institute of Technology. Dr. Terry supervises the managerial staff, prepares work schedules, and assigns specific duties for the company.

Dr. Terry spends 30-40 hours per week on Espre related activity. Dr. Terry manages his subcontractor/consultants 20-25 hours per week.



Cormac Conrod, PhD

Advisor

Dr. Conroy is a Co-Founder of Silicon Valley startup Berkana Wireless. He was responsible for P & L accountability for large businesses at Qualcomm and Intel. He has extensive experience with both fabless and non-fabless business models and is very familiar with operating in an international context.



Erik Vadersen

CFO / VP Business Development

Mr. Vadersen is the founder and Managing Director of International Rail, Inc, & BaJa Technology, LLC. He has successfully raised more than $10M for seed ventures and has worked with notables such as Carlyle, Reservoir, Polaris, and various private investors. Mr. Vadersen began his career with Zurich Financial and consulted with Gulfstream Aerospace, Hawker-Beechcraft, NetJets, and private aircraft and vessel fleet owners.

He currently provides financial and operational guidance to early-stage companies and develops mobile applications in the social, healthcare, and defense space. Mr. Vadersen holds an MBA from Wake Forest University.

Mr. Vadersen's primary occupation is working for BaJa Technology, LLC. He serves part-time for Espre Technologies, Inc., working 20 hours per week.



Peter Rodriguez

Advisor

Pete has 35 years of experience in the Semiconductor Industry. He is presently the CEO of Silicon Catalyst. A former successful entrepreneur holding positions of CEO of Exar and VP & GM Interface and Power at NXP Semiconductors.



Steven Lamont

Advisor

Steven Lamont is a Board member at Sand Hill Angels. He is a strategy and marketing professional with a track record of success leading growth initiatives, especially in the communications and high technology arenas.



Chao-Hwa Chen, PhD

Sr. Algorithm Communication Engineer

Dr. Chen has 30 years of experience in signal processing and communication design. He is an experienced algorithm developer in the commercial Public Safety radio system space.



Tony Reid, PhD

Chief Technologist

Dr. Reid is a former Engineering Fellow of Raytheon and Principal Scientist of Nokia Research Center. His expertise spans image processing, signal processing, and wireless communications systems. Dr. Reid holds over 40+ patents worldwide.



David Veney

Chief Operating Officer

Mr. David Veney, is Chief Operating Officer of Espre Technologies, Inc. a signal processing and communication design house with clientele from both the Department of Defense (DoD) and the commercial telecommunications sector. Mr. Veney received his Engineering Bachelor of Science degree from the United States Military Academy at West Point, and Master of Science degree in Physics from the University of Texas at Austin. Mr. Veney has extensive executive-level program management and systems engineering experience in organizations supporting the Department of Defense.

Mr. Veney recently completed an effort to develop and mature an innovative short-range wireless capability for use within DoD. Mr. Veney has served as a project and product manager, systems engineer, and architect within a diverse range of industry organizations from small to multi-national. In these roles, Mr. Veney was responsible for coordination and development of comprehensive program management, systems engineering, architecture products, as well senior level scientific and applied research consultation.

Offering Summary

Company	Espre Technologies, Inc.
Corporate Address	1775 Tysons Blvd, Tysons, VA 22102
Offering Minimum	$10,000.00
Offering Maximum	$4,703,476.00
Minimum Investment Amount (per investor)	$400.00

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	2,351,738
Price per Share	$2.00
Pre-Money Valuation	$43,596,002.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Returning Investor Perks*

Investors in the previous CrowdFunding campaign receive an additional 25% Bonus Shares in addition to company-specific perks while the campaign is live.

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% Bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus shares

Early Bird Bonus

Invest within the first two weeks and receive a 5% Bonus share

Amount-Based

$1,000+

Logo branded T-shirt/Hoodie + 5% bonus shares, 2 entries in sweepstakes to win 1 of 4 pairs 14" Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

$2,500+

Logo branded T-shirt/Hoodie + 10% bonus shares, 5 entries in sweepstakes to win 1 of 4 pairs 14" Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

$5,000+

Logo branded T-shirt/Hoodie + 15% bonus shares, 10 entries in sweepstakes to win 1 of 4 pairs 14" Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

$10,000+

Logo branded T-shirt/Hoodie + 20% bonus shares, 20 entries in sweepstakes to win 1 of 4 pairs 14" Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

$20,000+

Logo branded T-shirt/Hoodie + 25% bonus shares, 40 entries in sweepstakes to win 1 of 4 pairs 14" Apple MAC Pro and Tumi Slim Three Way Brief (option to carry as a brief, backpack, or tote)

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Espre Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Class B Common Stock at $2.00/share, you will receive and own 220 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Returning Investor Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Espre Technologies to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

We're back better and bolder with a hyperfocused go to market strategy securing NFTs and storage wallets for the multibillion dollar decentralized apps industry, the DoD community and smart cities praise Nvisilinks tability to keep their vulnerable data protected and communications wirelessly connected. Our end to end security protocol for IoT devices is creating a buzz for licensing opportunities. Now we need you. Join us. Invest in us. Grow with us Nvisilink powered by Esprit built for the Battlefield reimagined for everyone else.

NFT Encrypt from Nvisilink Powered by as Pre Technologies use browser to go to www.nftencrypt.com. Click the Upload button to access your NFT on your hard drive. Then click Import. Then when green upload progression slide completes, click NFT menu button to reveal NFT page to display your uploaded NFT.

An undetected scan of original NFT takes place at this time. Notice the Waveform laxi and Nvisilink encryption peak.

Then click the select box left of your NFT choice. Click the Data Encrypt menu button, then scroll down and click Encrypt from the dropdown window. Allow the green progression bar to complete. Notice the red box appears on the upper left corner of your NFT. Verifying your NFT's encryption is complete and ready to be uploaded to your favorite NFT marketplace or to be downloaded to your hard drive.

Another undetected scan of the encrypted NFT takes place at this time. The peak verifies the encryption has been initialized.

Click the Download menu button to select to either upload to your favorite NFT marketplace or to download to your hard drive. Easy two quick process to transfer ownership and encryption registration from seller to buyer. NFT Encrypt from Invisalign Powered by Pre Technologies Smart City Applications from Nvisilink Powered by A Pre Technologies, Inc. Today's network.

Applications for low power edge devices are inherently unsecured and physically incapable to process the growing volumes of data expected in future smart cities. Esprit Technologies Invisaling IoT platform bridges the ever growing gap between wirelessly connecting and protecting the most vulnerable elements of smart cities. The ability to securely monitor, transmit and evaluate massive amounts of data in real time without fear of network outage from outside. Threats will be the key to success and safety in the highly connected smart cities of the near future. Founded in 2018, Espre Technologies has developed a low power, highly secure, robust network and network communication systems on a chip. Espre embeds and hides secure, chaotic ciphers within all network transmission to prove authentication, authorization and validation at the chip before it ever reaches your home or corporate network.

Military Applications from Invisalign Powered by Espre Technologies imagine you're part of an insurgent mission to secure a high value target in hostile territory. Your comms are your lifeline for your team's safety and mission success. Coordination between squads in the field cannot

alert the enemy to your presence.

Transmitting terrain imagery. Copy target locations. Download command. We've lost target reset. Transmitting terrain imagery for location of target target re-acquired.

We're building a reliable communications platform meant to work in the harshest environment, including the battlefields and factory floors. Some of the products features include the ability to overlay existing networks without interfering with those networks. We can also manage our interference better using our proprietary machine learning algorithm. Our technology allows for dual levels of security in both Mac and 5G, and this helps combat spoofing and copying and play attacks. The architecture is built on a softwaredefined radio platform. This allows us to easily migrate between our system on a chip design AP from a common platform. We intend to harden these cores and insert them into asics products in late 2022 and early 2023.

Six years ago, I embarked on this journey to develop technology to help save soldiers lives on the battlefield. Then I realized this same technology needs to be in every consumer product. So in 2018, I started Street Technology to bring this to the marketplace. With the rapid adoption of 5G Internet of Things, we now live in a world of ubiquitous connectivity and untethered mobility. So although Nvisilink was built for the battlefield, it has been reimagined to protect your everyday mobile lifestyle.

Nvisilink, we are at our best when we are needed the most.

Solution Section Video

WiFi and other communications networks like satellite and cellular have transformed the world. But as they become more popular, they've also become more crowded with devices, all of them attempting to transmit and receive at once. These busy communications networks suffer from high interference and slowdowns, which leads to network congestion that worsens over time as devices queue and req, fighting for their turn to get through. There is however, a way around this problem a leading edge technology that leverages low power transmissions to get around congestion. Using our patented process, these transmissions are nearly invisible to the main network traffic, instead using their own separate, highly secure tunnel channels to be received.

That's why we called the technology Nvisalink. Nvisalink allows devices to make use of these less crowded, tumbled communications channels to evade detection and ensure reliable, almost always available connectivity. Leveraging this functionality, networks can support far more users and devices in areas of dense activity, leading to up to ten times more connected devices across any type of network. The applications are endless consumer and commercial internet of things secure military communications, industrial environments with thousands of sensors, global asset tracking, autonomous cars, aerospace and drones, smart transportation and so much more. Invisible Link is here to revolutionize communications and ensure that when you need to get through, you will.

There's always a secure and reliable road to your data destination. To find out what Invisible Link can do for you, contact us today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A TEXAS CORPORATION UNDER THE NAME OF "ESPRE HOLDINGS, INC." TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "ESPRE HOLDINGS, INC." TO "ESPRE TECHNOLOGIES, INC.",FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF JULY, A.D. 2018, AT 11:16 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:16 AM 07/24/2018
FILED 11:16 AM 07/24/2018
SR 20185808003 - File Number 6987242

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is Texas.

2.) The jurisdiction immediately prior to filing this Certificate is Texas.

3.) The date the Non-Delaware Corporation first formed is July 5, 2011.

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Espre Holdings, Inc..

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Espre Technologies, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 18th day of July, A.D. 2018.

By: DocuSigned by: John Terry 48C522BB456F419...

Name: John D. Terry
Print or Type

Title: President
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Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ESPRE TECHNOLOGIES, INC." FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF JULY, A.D. 2018, AT 11:16 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6987242 8100F
SR# 20185808003

Authentication: 203117557
Date: 07-24-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:16 AM 07/24/2018
FILED 11:16 AM 07/24/2018
SR 20185808003 - File Number 6987242

CERTIFICATE OF INCORPORATION
OF
ESPRE TECHNOLOGIES, INC.

FIRST: The name of the Corporation is **Espre Technologies, Inc.** (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is 1675 S. State Street, Suite B, Dover, Delaware 19901, Kent County. Its registered agent at such address is Capitol Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of all classes of stock, which the corporation shall have authority to issue, is 50,000,000 shares, consisting of 25,000,000 shares of Common Stock at $0.0001 par value each ("Common Stock"), 10,000,000 shares of Class B Non-Voting Common Stock ("Class B Common Stock") at $0.0001 par value each, and 15,000,000 shares of initially undesignated Preferred Stock ("Blank Check Preferred Stock") at $0.0001 par value each.

A. Statement of Rights and Preferences for Blank Check Preferred Shares

The Blank Check Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Blank Check Preferred Stock in one or more series, and to determine or alter for each such series, the voting powers, full or limited, or no voting powers, and the designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions granted to and imposed upon such series, and to fix the number of shares of such series, all as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the Delaware General Corporation Law. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, is expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolutions originally fixing the number of shares of such series.

B. Statement of Rights and Preferences of Common Stock and Class B Common Stock.

(i) General Rights. Common Stock and Class B Common Stock shall have the same powers, preferences and rights except as limited in this ARTICLE FOURTH.

(ii) Voting Rights. The holders of Common Stock shall have full voting rights at any annual or special meeting of the stockholders and as provided in the Delaware General

Corporation Law to act by written consent without a meeting. The holders of shares of Class B Common Stock shall have no power to vote at any annual or special meeting of the stockholders or to act by consent without a meeting, except as required by the Delaware General Corporation Law.

(iii) No Conversion. Shares of Common Stock may not be converted into shares of Class B Common Stock and shares of Class B Common Stock may not be converted into shares of Common Stock.

FIFTH: The name of the incorporator is John D. Terry, and his mailing address is 6904 Alpine Drive, Annandale, VA 22203.

SIXTH: In furtherance and not in limitation of the powers conferred on it by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director of the Corporation; provided, however, that the foregoing is not intended to eliminate or limit the liability of a director of the Corporation for (i) any breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a violation of Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article EIGHTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

NINTH: The Corporation shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as such Section 145 may be amended and supplemented from time to time, indemnify any director or officer of the Corporation (and any director, trustee or officer of any corporation, business trust or other entity to whose business the Corporation shall have succeeded) which it shall have power to indemnify under that Section against any expenses, liabilities or other matter referred to in or covered by that Section. The indemnification provided for in this Article NINTH (a) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (b) shall continue as to a person who has ceased to be a director or officer, and (c) shall inure to the benefit of the heirs, executors and administrators of such a person. To assure indemnification under this Article of all such persons who are determined by the Corporation or otherwise to be or to have been "Fiduciaries" of any employee benefit plan of the Corporation which may exist from time to time and which is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time, such Section 145 shall, for

the purposes of this Article, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan; the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines;" and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights herein conferred are granted subject to this reserved power.

ELEVENTH: Meetings of stockholders may be held within or without the State of Delaware as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the Delaware General Corporation Law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

[Signature on Following Page]

IN WITNESS WHEREOF, I have hereunto set my hand this _18 day of _July, 2018 and affirm the statements contained therein as true under penalties of perjury.

DocuSigned by:
John Terry
48C522BB458F419...

John D. Terry, Incorporator